17008399

SEC Mail Processing Section
MAR 01 2017
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TR Capital Group, LLC D/B/A Titus Rockefeller, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Post Road West
(No. and Street)

Westport (City) Connecticut (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Stoyack 203-341-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290 (Address) Livingston (City) New Jersey (State) 07039-1711 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Stoyeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TR Capital Group, LLC D/B/A Titus Rockefeller, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 2/13/17

Signature

Managing Partner

Title

SARAH ROSEN [illegible]

[illegible]

Notary Public

FEB 13 201[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TR CAPITAL GROUP, LLC
DBA TITUS ROCKEFELLER, LLC

DECEMBER 31, 2016

CONTENTS

Page

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
TR Capital Group, LLC
d/b/a Titus Rockefeller, LLC
Westport, Connecticut

We have audited the accompanying statement of financial condition of TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC ("Company") as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 24, 2017

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Current Assets		
Cash	$	4,630
Deposit with clearing broker		15,000
Commission receivable		31,673
Prepaid Expense		119
Total Assets		51,422

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts Payable and Accrued Expenses	$	31,813
Commitments and Contingencies		
Members' Equity		19,609
Total Liabilities and Members' Equity	$	51,422

See accompanying notes to financial statements.

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Statement of Operations
Year Ended December 31, 2016

Revenue:		
Commission Income	$	317,129
Interest Income		13,636
Other Income		27,693
Total Revenues		358,458
Expenses:		
Automobile Expense	$	21,984
Bank Service Charges		527
Books and Publications		3,793
Charitable Contributions		195
Clearing		14,584
Clerical Help		585
Client Related		20,206
Commission Expense		214,398
Compliance Support		675
Consulting		2,200
Dues and Subscriptions		2,278
Education and Seminars		5,770
FINRA AWC		20,000
Insurance & Medical		13,281
Investor Presentation & Meetings		10,950
Misc & Other Charges -Clearing		12,696
Office Supplies & Overhead Expenses		24,184
Professional Fees		39,961
Regulatory Fees		14,096
Rent Expense		36,000
Telephone Expense		8,176
Travel Expense		12,305
Total Expenses		478,844
Net Loss	$	(120,386)

See accompanying notes to financial statements.

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2016

Balance, January 1, 2016	12,495
Capital contributions	**127,500**
Net Loss	**(120,386)**
Balance, December 31, 2016	**19,609**

See accompanying notes to financial statements.

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Operating Activities:		
Net loss	**$**	**(120,386)**
Adjustments to reconcile net loss to net cash used for operations:		
Commissions Receivable		**(8,189)**
Accounts Payable and Accrued expenses		(10,301)
Prepaid Expense		**(119)**
Net cash used for Operating Activities		**(138,995)**
Financing Activities:		
Member Contributions		127,500
Net cash provided by Financing Activities		**127,500**
Net cash decrease for period		**(11,495)**
Cash at the beginning of period		16,125
Cash at end of period	**$**	**4,630**

See accompanying notes to financial statements.

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
TR Capital Group, LLC DBA Titus Rockefeller, LLC (the "Company") was organized in July 1997 in the state of Connecticut for the purpose of registering as a securities broker. The Company is headquartered in Westport, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes:
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each members' individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. No interest or penalties have been incurred as of December 31, 2016. At December 31, 2016, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition:

Revenue consists mainly of commissions earned on buy and sell orders from the Company's retail client base. All revenue is recognized when earned.

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2016 through February 24, 2017, the date that the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company's net capital is as follows:

	2016
Net Capital	$ 19,490
Net Capital Requirement	5,000
Excess Net Capital	$ 14,490
Aggregate Indebtedness to Net Capital	163.23%

There were no material differences between the net capital as computed above and as reported by the Company in the Company's unaudited FOCUS Part IIA Report filing as of December 31, 2016.

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the computation of reserve requirements.

NOTE 3 – CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Sterne Agee Clearing, Inc., a wholly owned subsidiary of Sterne Agee Group, Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Pursuant to the Agreement, the Company has a $15,000 interest earning deposit on account with the Clearing Broker. The deposit with the Clearing Broker is for the exclusive benefit of customers, as required under Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 4- COMMITMENTS:

The Company is currently leasing its office space on a month to month basis. Currently, the Company is paying $3,000 a month. Total rent expense amounted to $36,000 for the year ended December 31, 2016.

NOTE 5 – FUTURE OPERATIONS:

The Company has experienced net losses and negative operating cash flows for the past four years. The Company does not possess the liquidity required to fund the next twelve months of operations without additional revenue sources, member capital contributions or debt financing.

The managing member of the Company has made a commitment to contribute additional capital and solicit business, as necessary, in order to continue the operations of the Company.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
TR Capital Group, LLC
d/b/a Titus Rockefeller, LLC
Westport, Connecticut

We have audited the financial statements of TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC as of and for the year ended December 31, 2016, and have issued our report thereon dated February 24, 2017, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC's financial statements. The supplementary information is the responsibility of TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 24, 2017

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Computation of Net Capital Pursuant to Uniform Net
Capital Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2016

NET CAPITAL:		
Total members' equity	$	19,609
Less: Deductions and/or charges:		
Non-allowable assets	$	119
Net Capital	$	19,490
Aggregate Indebtedness	$	31,813
Total Aggregate Indebtedness	$	31,813
Minimum Net Capital Required per Rule 15c3-1	$	5,000
Excess Net Capital	$	14,490
Net Capital in excess of 120% of minimum requirement	$	13,490
Ratio: aggregate indebtedness to net capital	$	163%

Statement Pursuant to SEC Rule 17a-5(d)(4)

No differences exists between the computation of net capital presented above, and the unaudited FOCUS IIA filed by TR Capital Group, LLC BDA Titus Rockefeller, LLC

See independent auditors' report on supplemtary information.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
TR Capital Group, LLC
d/b/a Titus Rockefeller, LLC
Westport, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) ("exemption provisions") and (2) TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC stated that TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TR Capital Group, LLC, d/b/a Titus Rockefeller, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co. LLC

Certified Public Accountants

Livingston, New Jersey
February 24, 2017

TR Capital Group, LLC BDA Titus Rockefeller, LLC

Assertions Regarding Exemption Provision:

TR Capital Group, LLC DBA Titus Rockefeller, LLC ("the Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC), the broker or dealer's designated examining authority (DEA) and SIPC. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii). Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Statement Regarding Meeting Exemption Provision:

The Company has met the identified exemption provision, without exception, throughout the period January 1, 2016 through December 31, 2016.

Richard Stoyeck, Managing Partner

February 9, 2017

TR CAPITAL GROUP, LLC

DBA TITUS ROCKEFELLER, LLC

(SEC I.D. No. 8-50333)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS